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                                 Registration No. 333-84307
                                 Filed Pursuant to Rules 424(b)(3) and (c)

                                 EarthWeb Inc.

               Prospectus Supplement dated September 24, 1999 to
                        Prospectus dated August 13, 1999

          This Supplement is part of, and should be read in conjunction with, the Prospectus dated August 13, 1999 (the "Prospectus"). Defined terms used herein (unless otherwise defined) have the meanings set forth in the Prospectus.

          In the Prospectus, one of the selling stockholders is mistakenly identified as "Ascent Partners, Inc." In all places where this name appears in the Prospectus as a selling stockholder, it should be replaced with "Ted Feierstein," the actual holder of the 2,542 shares of common stock of EarthWeb that were identified in the Prospectus as owned by Ascent Partners, Inc.